Exhibit 99.1

CBD ENERGY LIMITED AND BlueNRGY LLC COMBINE

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CBD ENERGY LIMITED EXITS VOLUNTARY ADMINISTRATION

Sydney – February 9, 2015 – CBD Energy Limited (NASDAQ:CBDE) (“CBD” or “Company”) and BlueNRGY LLC (“BlueNRGY”) announced that they completed a business combination on January 27, 2015. CBD is a diversified provider of renewable energy systems worldwide and BlueNRGY is a global energy data management, software and “Big Data” analysis provider.

In conjunction with the transaction the combined Company completed a first closing in a $10 million equity offering, added new independent directors to strengthen its governance structure and CBD together with its subsidiary, Westinghouse Solar Pty Ltd (“WHS”), successfully exited Voluntary Administration pursuant to a Deed of Company Arrangement (“DOCA”).  Under the DOCAs, both CBD and WHS have effected a recapitalization that eliminates all of outstanding secured and convertible debt and their other liabilities.

The combined, recapitalized Company is now positioned to serve its clients through the full life-cycle of the engineered power and climate control systems they own and operate.    It now has the capability and experience to provide design, installation, results tracking, operations and maintenance (“O&M”) and performance improvement for renewable energy systems globally and, in Australia, for climate control systems.  The combined Company has operations in Australia, Europe/UK, and North America and through its data monitoring services also serves customers in Asia.

“Repositioning CBD to offer cutting edge technology was a top priority for the reorganization, as was augmenting the capability of our continuing businesses to support our customers through the full life cycle of their systems and realize recurring revenue,” said William Morro, CBD’s Chairman.   He added, “The success of this approach has been conclusively demonstrated by our Parmac subsidiary, which was able to avoid inclusion in the Administration process, as was our US subsidiary Green Earth Developers.  The business combination with BlueNRGY brings a new dimension of technological capability, broadens our customer base and adds an incredibly talented team of managers in complementary geographies.  We expect these factors to combine to make the company a strong global competitor serving prospective and existing owners of renewable energy systems worldwide.”

Emmanuel Cotrel, founder and CEO of BlueNRGY, will continue to lead the Monitoring and Data Management line of business and will have an expanded strategic and corporate development role in the Company.  He stated, “The BlueNRGY technology is a natural fit for the CBD business units focused on PV solar systems for residential and commercial customers as well as for the institutional and investment-fund owners of utility-scale systems who have formed BlueNRGY’s core customer base. We are also excited about the prospects of extending our technology to complex climate control systems.  In addition, the combined Company’s scale and the transparency of its public listing is expected to help BlueNRGY accelerate adoption of its systems by major utilities in the US and Europe that have given it top rankings in trials and by governmental agencies.”

About CBD Energy Limited,

Established in 1989, CBD is a diversified renewable energy company and a global leader in solar installations. Its management team has deep experience in the energy sector and strong engineering capabilities.  The Company’s focus is on the design and implementation of PV solar systems for residential, commercial and industrial customers and for wind projects.  CBD’s principal markets - Australia, the United Kingdom and the USA.

Headquartered in Sydney, CBD has completed solar projects in numerous countries including Australia, New Zealand, Fiji, Thailand, Germany, Italy, UK and USA.   These installations include more than 17,000 residential systems more than 70MW of large commercial and small utility-scale systems.

About BlueNRGY, LLC

BlueNRGY, LLC is a global energy monitoring solutions provider, delivering an integrated solution consisting of web-accessible energy monitoring software and secure, industrial-grade data storage and analytics for renewable energy power plants around the world. Founded in 2012, BlueNRGY, LLC is headquartered in Ft. Lauderdale, FL with an engineering lab in Seattle, WA, and customer relations personnel in Paris, France, and Geneva, Switzerland. For more information about BlueNRGY, LLC visit www.BlueNRGY.com.

Caution Concerning Forward-Looking Statements

This news release contains 'forward-looking statements. Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words 'plan', 'believe', 'expect', 'anticipate', 'intend', 'estimate', 'project', 'may', 'would', 'could', 'should', 'seeks', or 'scheduled to', or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Such forward-looking statements are subject to various risks, as well as those set forth in the Corporation's most recent Form F-1 and other filings with the U.S. Securities and Exchange Commission (SEC), and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs. Such statements include expectations about the success of future capital-raising activities, the effectiveness of business strategies articulated herein, the acceptance of the Company’s products and services by customers and the adequacy of the Company’s technology to meet the needs of the marketplace, including the technology of BlueNRGY LLC.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward-looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and CBD Energy Limited assumes no obligation to update or revise these statements unless otherwise required by law.

Contact:  investor@cbdenergy.com.au